                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                        -----------------------------

                                   FORM OF
                                  FORM 10-Q

       FILED AS EXHIBIT 99.1 TO FORM 10-Q OF CAPROCK COMMUNICATIONS CORP.
          PURSUANT TO INDENTURE, DATED JULY 16, 1998 (THE "INDENTURE")
                   BY AND AMONG CAPROCK COMMUNICATIONS CORP.,
                       CAPROCK TELECOMMUNICATIONS CORP.,
                          CAPROCK FIBER NETWORK, LTD.
                        AND THE OTHER PARTIES THERETO.

/X/  Quarterly Report For the Quarterly Period Ended June 30, 1998

                                      or

/ /  Transition Report For the transition period from __________ to __________


                        CAPROCK TELECOMMUNICATIONS CORP.
             (Exact name of registrant as specified in its charter)


                  TEXAS                                  75-2361414
     (State or Other Jurisdiction of        (I.R.S. Employer Identification No.)
     Incorporation or Organization)

             Two Galleria Tower
        13455 Noel Road, Suite 1925
               Dallas, Texas                               75240
 (Address of Principal Executive Offices)                (Zip Code)

        REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:  (972) 982-9500

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                  Yes [ ]  No [X]

COMMON STOCK, $0.01 PAR VALUE                       10,398,954
    (Title of Each Class)       (Number of Shares Outstanding at August 7, 1998)

                         CAPROCK TELECOMMUNICATIONS, CORP.
                                     FORM 10-Q
                    FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1998
                                       INDEX

                                                                             PAGE
                                                                            NUMBER

PART 1.   FINANCIAL INFORMATION

Item 1.   Balance Sheets at December 31, 1997 and June 30, 1998               3

          Statements of Operations for the Six Months and
          Three Months Ended June 30, 1997 and 1998                           4

          Statements of Cash Flows for the Six Months Ended
          June 30, 1997 and 1998                                              5

          Notes to Interim Financial Statements                               6

Item 2.   Management's Discussion and Analysis of Financial Condition and
          Results of Operations                                               8

Item 3.   Quantitative and Qualitative Disclosures About Market Risk          11

PART 2.   OTHER INFORMATION

Item 6.   Exhibits and Reports on Form 8-K                                    11

          SIGNATURE PAGE                                                      12

PART 1.  FINANCIAL INFORMATION
ITEM 1.  FINANCIAL STATEMENTS

                                  CAPROCK TELECOMMUNICATIONS CORP.
                                           BALANCE SHEETS


                                                                    December 31, 1997       June 30, 1998
                                                                    -----------------       -------------
                                                                                              (Unaudited)
Assets
Current  assets:
  Cash                                                                    $     2,162        $     2,439
  Accounts receivable and unbilled services, less allowance                 8,325,352         10,283,720
     for doubtful accounts of $1,640,722 and $292,912 at
     December 31, 1997 and June 30, 1998, respectively
  Due from affiliate                                                                -          1,250,000
  Income taxes receivable                                                           -            300,837
  Prepaid expenses and other                                                  571,650            755,563
  Deferred income taxes                                                       624,095             88,160
                                                                          -----------        -----------
     Total current assets                                                   9,523,259         12,680,719
Property and equipment, net                                                 3,692,670          4,739,115
Other assets                                                                  110,741            423,689
                                                                          -----------        -----------
     Total assets                                                         $13,326,670        $17,843,523
                                                                          -----------        -----------
                                                                          -----------        -----------

Liabilities and stockholders' equity
Current liabilities:
  Current portion of long-term debt                                       $    42,722        $   304,417
  Accounts payable                                                          7,320,590          9,431,424
  Bank line of credit                                                       1,152,329          2,601,685
  Accrued liabilities                                                         491,601            226,762
  Current installments of obligations under capital lease                     239,672            254,417
  Income taxes payable                                                        324,550                  -
  Unearned revenue                                                            527,774            155,661
                                                                          -----------        -----------
     Total current liabilities                                             10,099,238         12,974,366
Deferred income taxes                                                         527,394            530,416
Obligations under capital leases and other long-term debt                     452,938            264,655
                                                                          -----------        -----------
     Total liabilities                                                     11,079,570         13,769,437

Stockholders' equity:
  Common stock, no par value; 100,000,000 shares authorized,                1,458,273          1,458,273
     10,398,954 shares issued and outstanding; 9,680 shares
     held in treasury
  Unearned compensation                                                      (396,244)          (354,532)
  Retained earnings                                                         1,185,071          2,970,345
                                                                          -----------        -----------
     Total stockholders' equity                                             2,247,100          4,074,086
                                                                          -----------        -----------
     Total liabilities and stockholders' equity                           $13,326,670        $17,843,523
                                                                          -----------        -----------
                                                                          -----------        -----------

See accompanying Notes to Interim Financial Statements

                                                CAPROCK TELECOMMUNICATIONS CORP.
                                                    STATEMENTS OF OPERATIONS
                                                           (Unaudited)

                                                                 SIX MONTHS ENDED              THREE MONTHS ENDED
                                                                     JUNE 30,                       JUNE 30,
                                                                 ----------------              ------------------
                                                               1997            1998             1997           1998
                                                               ----            ----             ----           ----
Telecommunication services                                 $20,128,426     $32,415,539      $11,446,794    $16,645,227
Cost of revenues                                            15,769,595      23,910,786        8,652,055     12,108,778
                                                           -----------     -----------      -----------    -----------
     Gross profit                                            4,358,831       8,504,753        2,794,739      4,536,449
Operating cost and expenses:
     Selling, general, and administrative expenses           3,216,741       4,942,552        1,729,387      2,766,666
     Depreciation and amortization                             303,254         484,361          161,131        252,941
                                                           -----------     -----------      -----------    -----------
          Total operating expenses                           3,519,995       5,426,913        1,890,519      3,019,607
                                                           -----------     -----------      -----------    -----------
          Income from operations                               838,836       3,077,840          904,220      1,516,842
Interest expense, net                                         (167,527)       (158,997)         (82,047)       (72,887)
                                                           -----------     -----------      -----------    -----------
          Income before income taxes                           671,309       2,918,843          822,173      1,443,955
Income taxes                                                   242,594       1,133,570          300,677        555,922
                                                           -----------     -----------      -----------    -----------
Net income                                                 $   428,715     $ 1,785,274      $   521,496    $   888,033
                                                           -----------     -----------      -----------    -----------
                                                           -----------     -----------      -----------    -----------

Net income per common share:
      Basic                                                $      0.04     $      0.17      $      0.05    $      0.09
      Diluted                                              $      0.04     $      0.17      $      0.05    $      0.08

Weighted average shares outstanding:
      Basic                                                 10,398,954      10,398,954       10,398,954     10,398,954
      Diluted                                               10,398,954      10,576,001       10,398,954     10,576,295

See accompanying Notes to Interim Financial Statements

                                  CAPROCK TELECOMMUNICATIONS CORP.
                                      STATEMENTS OF CASH FLOWS
                                            (Unaudited)

                                                             SIX MONTHS ENDED JUNE 30,
                                                            ---------------------------
                                                                1997          1998
                                                                ----          ----
Cash flows from operating activities:
  Net income                                               $    428,715    $  1,785,274
  Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and amortization                           303,254         484,361
        Deferred income taxes                                   242,594         538,957
        Compensation expense related to stock
          option grants                                           -              41,712
        Allowance for doubtful accounts                         595,697         337,663
        Changes in operating assets and liabilities:
          Accounts receivable                                (3,328,315)     (2,296,031)
          Due from affiliate                                      -          (1,250,000)
          Prepaid expenses and other                           (190,982)       (496,862)
          Accounts payable and accrued liabilities            2,112,399       2,100,411
          Income taxes payable                                    6,620        (625,387)
          Unearned revenue                                      404,963        (372,113)
                                                           ------------    ------------
            Net cash provided by operating activities           574,945         247,895

Cash flows from investing activities - Purchases of
  property and equipment                                       (591,648)     (1,530,715)

Cash flows from financing activities:
  Principal payments on notes payable                          (200,000)        (50,000)
  Proceeds from line of credit                               17,025,696      31,611,788
  Principal payments on line of credit                      (16,431,483)    (30,162,438)
  Principal payments under capital lease obligations           (112,636)       (116,253)
                                                           ------------    ------------
            Net cash provided by financing activities           281,577       1,283,097
Net increase in cash                                            264,874             277
Cash at beginning of year                                         -               2,162
                                                           ------------    ------------
Cash at end of period                                      $    264,874    $      2,439
                                                           ------------    ------------
                                                           ------------    ------------

Supplemental disclosure of cash flow information:
  Cash paid for interest                                   $    175,623    $    158,997
                                                           ------------    ------------
                                                           ------------    ------------
  Cash paid for income taxes                               $    121,000    $  1,220,000
                                                           ------------    ------------
                                                           ------------    ------------

See accompanying Notes to Interim Financial Statements

                        CAPROCK TELECOMMUNICATIONS CORP.

                    Notes to Interim Financial Statements

(1)  BASIS OF PRESENTATION

     The accompanying interim financial statements, which should be read in conjunction with the financial statements and footnotes of CapRock Telecommunications Corp. ("Telecommunications" or the "Company") for the fiscal year ended December 31, 1997, which were included in the Registration Statement (SEC Registration No. 333-57365) filed on Form S-4 by CapRock Communications Corp. ("CapRock") in July 1998, are unaudited (the December 31, 1997 balance sheet was derived from the Company's audited financial statements), but have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end.

     The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the entire fiscal year.

(2)  EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128 (FAS 128), "Earnings Per Share". Statement 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement 128 requirements.

                                                 Basic Earnings Per Share
                                       ----------------------------------------------
                                           Six Months Ended      Three Months Ended
                                                June 30,               June 30,
                                       ----------------------------------------------
                                        1997          1998         1997        1998
                                        ----          ----         ----        ----
Numerator:
Net income                          $   428,715   $ 1,785,274  $   521,496      888,033
                                    -----------   -----------  -----------   ----------
Denominator:

Denominator for basic earnings
  Per share - weighted average
  Shares outstanding                 10,398,954    10,398,954   10,398,954   10,398,954
Effect of dilutive securities:
  Employee stock options                      -       177,047            -      177,341
                                    -----------   -----------  -----------   ----------
                                     10,398,954    10,576,001   10,398,954   10,576,295
                                    -----------   -----------  -----------   ----------
                                    -----------   -----------  -----------   ----------

     Basic earnings per share              $.04          $.17         $.05         $.09
                                           ----          ----         ----         ----
                                           ----          ----         ----         ----

     Dilutive earnings per share           $.04          $.17         $.05         $.08
                                           ----          ----         ----         ----
                                           ----          ----         ----         ----

(3)  BUSINESS COMBINATION

     On February 16,1998 the Company entered into a definitive agreement to combine through mergers and an interest exchange (the "Combination") with CapRock, IWL Communications, Incorporated. ("IWL") and CapRock Fiber Network, Ltd. (the "Partnership"). The Combination is subject to, among other matters, approval by the shareholders of the IWL and Telecommunications and the partners of the Partnership. The transaction is expected to be accounted for as a "pooling of interests" and qualify as a tax-free exchange of shares and partnership interests.

(4)  DEBT

     In June 1998, Telecommunications increased its line of credit from $2.5 million to $7 million. The Company can advance a maximum of $2.5 million to the Partnership and has advanced $1,250,000 to the Partnership as of June 30, 1998. The line of credit will mature on August 31, 1998. The balance outstanding under such line of credit as of June 30, 1998 was approximately $2.6 million. CapRock intends to use part of the proceeds from the sale of the Notes (as defined below) to repay indebtedness owing by Telecommunications to the bank. In the event the Combination is not consummated by August 31, 1998 (and as a result the net proceeds from the issuance of the Notes are not available), Telecommunications intends to renegotiate the terms of the line of credit. If such negotiations are not successful, Telecommunications will seek additional sources of financing. No assurance can be given that such financing will be available or, if available, that the terms will be satisfactory.

     The Company was in technical default of a covenant requiring the lender's consent to the Combination. The Company has obtained the lender's consent to the Combination.

(5)  SUBSEQUENT EVENT

     In July 1998, CapRock, Telecommunications and the Partnership (with
     IWL as guarantor) issued, through a private placement under Rule 144A under the Securities Act of 1933, as amended, $150 million aggregate principal amount of their 12% Senior Notes due 2008 (the "Notes"), which closed on July 16, 1998. Interest on the Notes will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 1999, at the rate of 12% per annum. The net proceeds from the offering were initially placed in a segregated escrow account and will be released only in accordance with the provisions of an escrow agreement. Upon consummation of the Combination, (i) the proceeds in such escrow account will be released to CapRock, (ii) Telecommunications and the Partnership will no longer be co-obligors under the Notes, and (iii) IWL will be released from its obligations in connection with the special offer to purchase. If the Combination is not consummated by August 31, 1998, CapRock, Telecommunications, and the Partnership will be required to offer to purchase the Notes (the "Special Offer to Purchase") at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of such repurchase. To the extent the amounts held in the escrow account are insufficient to repurchase all tendered Notes, each of CapRock, Telecommunications, the Partnership, and IWL (as guarantor) shall be jointly and severally liable to fund any such deficiency (with an estimated contingent liability of not more than approximately $7.0 million). There can be no assurance that CapRock, Telecommunications, the Partnership and IWL will have sufficient funds available at the time of such offer to purchase to repay all Notes tendered.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the financial statements and footnotes of Telecommunications for the fiscal year ended December 31, 1997, which were included in the Registration Statement filed on Form S-4 by CapRock in July 1998. The Company believes that all necessary adjustments (consisting only of normal recurring adjustments) have been included in the amounts stated below to present fairly the following quarterly information. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. Quarterly operating results have varied significantly in the past and can be expected to vary in the future. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year.

Forward Looking Information

     Certain information contained herein contains forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) regarding future events or the future financial performance of the Company, and are subject to a number of risks and other factors which could cause the actual results of the Company to differ materially from those contained in and anticipated by the forward-looking statements. Among such factors are: completion of the Combination, industry concentration and the Company's dependence on major customers, competition, risks associated with international operations and entry into new markets, government regulation, variability in operating results, general business and economic conditions, customer acceptance of any demand for the Company's new products, the Company's overall ability to design, test, and introduce new products on a timely basis, reliance on third parties and other telecommunication carriers, the Company's ability to manage change, dependence on key personnel, dependence on information systems and changes in technology, and possible service interruptions. The forward-looking statements contained herein are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements contained herein include, but are not limited to, forecasts, projections and statements relating to inflation, future acquisitions and anticipated capital expenditures. All forecasts and projections in this report are based on management's current expectations of the Company's near term results, based on current information available pertaining to the Company, including the aforementioned risk factors. Actual results could differ materially.

Overview

     Telecommunications is a facilities-based provider of voice, data and broadband communications services to interexchange carriers, to other communications entities and to businesses and consumers ("Telecommunications Services"). Revenue from Telecommunications Services is recognized primarily on a minutes-of-use basis. Telecommunications experiences slight seasonal reductions of revenues around the Thanksgiving and Christmas holidays.

     TELECOMMUNICATIONS SERVICES. Telecommunications Services includes switched services over owned and leased network facilities to interexchange carriers and other telecommunications providers, as well as voice and data services to businesses and consumers. Telecommunications plans to expand its presence in the market by developing its brand identity and aggressively marketing its existing and planned voice, data and other products and services. Telecommunications also plans to further build direct, end-user relationships by significantly increasing the size of its direct and agent sales forces, providing competitive pricing and superior network quality and offering enhanced, market-driven services to businesses and consumers. Telecommunications' ability to grow its revenues will be dependent upon a number of factors, many of which are not within its control and as a result no assurance can be given that such objectives will be met.

RESULTS OF OPERATIONS:

COMPARISON OF THREE MONTHS ENDED JUNE 30, 1997 AND 1998

     REVENUE. Total revenues increased $5.2 million from $11.4 million for the three months ended June 30, 1997 to $16.6 million for the same period in 1998. The 46% increase was due to increases in both domestic and international switched services and to growth in switched services provided to small and medium-sized businesses as a result of continued expansion of Telecommunications' direct and agent sales channels. For the three months ended

June 30, 1997, revenues from international operations increased $1.9 million, or 59%, from $3.2 million and representing 28% of total revenues to $5.1 million for the same period in 1998, representing 31% of total revenues for such period. Domestic revenues increased $3.3 million, or 40% from $8.2 million to $11.5 million for the same period in 1998.

     OPERATING COSTS AND EXPENSES. Telecommunications' principal operating costs and expenses consist of cost of revenues, SG&A, and depreciation.

     Total operating costs and expenses increased from approximately
$10.5 million for the three months ended June 30, 1997 to $15.1 million for the same period in 1998. Cost of revenues increased from $8.7 million for the three months ended June 30, 1997 to $12.1 million for the same period in 1998. The growth in cost of revenues was primarily attributable to the continued growth in switched services and network operations. The increase in gross margin % from 24% to 27% resulted from, among other things, favorable pricing attributable to the higher traffic and new vendors, as well as a more favorable mix of international and domestic traffic. Gross margins may vary in the future periods as a result of these factors.

     SG&A includes the cost of salaries, benefits, occupancy costs, commissions, sales and marketing expenses and administrative expenses. SG&A increased from $1.6 million for the three months ended June 30, 1997 to $2.8 million for the same period in 1998. The increase resulted from the expanded administrative and information activities needed to support Telecommunications' growth, recruitment of additional personnel and additional sales commission payments. SG&A expenses, in terms of absolute costs, will increase in subsequent periods as Telecommunications continues to expand its telecommunications services, expand its agent and direct sales operations, open additional commercial sales offices in selected Texas markets, and recruit experienced telecommunications industry personnel to implement Telecommunications' strategy.

     Telecommunications' depreciation and amortization expense increased from $161,000 for the three months ended June 30, 1997 to $253,000 for the same period in 1998. The increase resulted primarily from purchases of additional equipment and other fixed assets to accommodate Telecommunications' growth. Telecommunications expects that depreciation and amortization expense will continue to increase in subsequent periods as Telecommunications continues to expand its facilities.

     INTEREST EXPENSE.  For the three months ended June 30, 1997,
Telecommunications' interest expense was $83,000 as compared to $73,000 for the same period in 1998.

     INCOME TAXES. Telecommunications' income tax expense was $301,000 for the three months ended June 30, 1997, as compared to income tax expense of $556,000 for the same period in 1998.

     NET INCOME. Telecommunications reported net income of $521,000 for the three months ended June 30, 1997, compared to net income of $888,000 for the three months ended June 30, 1998 as a result of the factors discussed above.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1997 AND 1998

     REVENUE. Total revenues increased $12.3 million from approximately $20.1 million during the six months ended June 30, 1997 to approximately $32.4 million in 1998. The 61% increase was due to increases in revenues from both domestic and international switched services and to growth in switched services provided to small and medium-sized businesses and to consumers as a result of continued expansion of Telecommunications' direct and agent sales channels. For the six months ended June 30, 1997, revenues from international operations increased $5.3 million, or 98%, from $5.4 million and representing 27% of total revenues to $10.7 million for the same period in 1998, representing 33% of total revenues for such period. Domestic revenues increased $7 million, or 48% from $14.7 million to $21.7 million for the same period in 1998.

     OPERATING COSTS AND EXPENSES. Telecommunications' principal operating costs and expenses consist of cost of revenues, SG&A, and depreciation.

     Total operating costs and expenses increased from approximately $19.3 million during the six months ended June 30, 1997 to approximately $29.3 million during the corresponding period in 1998. Cost of revenues increased from approximately $15.8 million for the six months ended June 30, 1997 to approximately $23.9 million for the same period in 1998. The growth in cost of revenues was primarily attributable to the continued growth in switched services and network operations. The increase in gross margin from 22% to 26% resulted from, among other things, favorable pricing attributable to the higher traffic and the efficient utilization of Telecommunications' switching network.

     SG&A includes the cost of salaries, benefits, occupancy costs, commissions, sales and marketing expenses and administrative expenses. SG&A increased from $3.2 million for the six months ended June 30, 1997 to approximately $4.9 million for the six month ended June 30, 1998. The increase resulted from the expanded administrative and information activities needed to support Telecommunications' growth, recruitment of additional personnel and additional sales commission payments.

     Telecommunications' depreciation and amortization expense increased from approximately $303,000 during the six months ended June 30, 1997 to approximately $484,000 for the same period in 1998. This increase resulted primarily from purchases of additional equipment and other fixed assets to accommodate Telecommunications' growth. Telecommunications expects that depreciation and amortization expense will continue to increase in subsequent periods as Telecommunications continues to expand its facilities.

     INTEREST EXPENSE.  For the six months ended June 30, 1997,
Telecommunications' interest expense was approximately $168,000 as compared to approximately $159,000 for the same period in 1998.

     INCOME TAXES. Telecommunications' income tax expense was approximately $242,000 during the six months ended June 30, 1997 as compared to income tax expense of approximately $1.1 million for the same period in 1998. This increase was attributable to the improved profitability of Telecommunications in 1998.

     NET INCOME. Telecommunications realized net income of approximately $429,000 in the six months ended June 30, 1997, as compared to net income of approximately $1.8 million in the corresponding period of 1998 as a result of the factors discussed above.

Liquidity and Capital Resources

     In June 1998, Telecommunications increased its bank line of credit to $7 million, subject to a borrowing base based on accounts receivable and property, plant and equipment. Telecommunications can advance a maximum of $2.5 million to the Partnership. The line of credit will mature on August 31, 1998. CapRock intends to use part of the proceeds from the sale of the Notes to repay indebtedness owing by Telecommunications to the bank. If the Combination is not consummated by August 31, 1998 (and as a result, the net proceeds from the issuance of the Notes are not available to CapRock), Telecommunications intends to renegotiate the terms of its loans with the bank. If such negotiations are not successful, Telecommunications will seek additional sources of financing. No assurance can be given that such financing will be available or, if available, that the terms will be satisfactory.

     Total cash expended during the six months ended June 30, 1998 to fund capital expenditures and repayments of long-term debt was approximately $1.5 million and $50,000, respectively. Total cash generated from operations was approximately $248,000 for the same period. Total cash provided during this same period from revolving loans was approximately $1.5 million.

     Telecommunications believes that its capital needs at the end of such period will continue to be significant and, therefore, Telecommunications may continue to seek additional sources of capital. Further, in the event Telecommunications' plans or assumptions change or prove to be inaccurate, or if Telecommunications consummates any unplanned acquisitions of businesses or assets, Telecommunications may be required to seek additional sources of capital sooner than currently anticipated. Sources of additional capital may include public and private equity and debt financings, sales of non-strategic assets and other financing arrangements.

NEW ACCOUNTING PRONOUNCEMENTS

     The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires classification of items of other comprehensive income by nature in a financial statement and a breakout of the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. Reporting comprehensive income provides a measure of all changes in equity that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. Adoption of this statement did not have a material effect on the Company's consolidated financial position or results of operation because there are no material differences between net income and comprehensive income in the Company's circumstances.

     In June 1997, the FASB issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 establishes standards for the manner in which business enterprises are to report information about operating statements in its annual statements and requires those enterprises to report selected information regarding operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for fiscal years beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated. The Company is in the process of evaluating the disclosure requirements. The adoption of SFAS 131 will not have an impact on the Company's results of operation, financial position or cash flows and any effect will be limited to the presentation of its disclosures.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity" ("SFAS 133") which requires that all derivatives be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS No. 133. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The adoption of SFAS 133 will not have an impact on the Company's results of operations, financial position or cash flow.

CONTINGENCIES

     The Company is not currently a party to any litigation. However, the Company is from time to time a party to ordinary litigation incidental to its business, none of which is expected to have a material adverse effect on the results of operation, financial condition or cash flow of the Company.

YEAR 2000

     As the year 2000 approaches, the Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 computer software failures. The Company is addressing this issue to ensure the availability and integrity of its financial systems and the reliability of its operational systems. The Company has established processes for evaluating and managing the risks and costs associated with this problem. The Company has and will continue to make certain investments in its software systems and applications to ensure the Company is year 2000 compliant. The financial impact to the Company has not yet been fully determined, however such impact is not anticipated to have a material adverse effect on the financial condition, results of operations or cash flow of the Company.

ITEM 3.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     Not applicable.

PART II.  OTHER INFORMATION

Item 6.    Exhibits and Reports on Form 8-K

(a)  Exhibits

     See Item 6(a)(Exhibits) to the Form 10-Q of CapRock Communications Corp. for the period ended June 30, 1998 of which this document is an exhibit.

(b)  Reports on Form 8-K

     None.

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


                         CAPROCK TELECOMMUNICATIONS, CORP.


     Pursuant to the requirements of the Indenture, Telecommunications has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              CAPROCK TELECOMMUNICATIONS, CORP.


Date: August 13, 1998         By:  /s/ Kevin W. McAleer
                                 ----------------------
                              Kevin W. McAleer
                              Chief Financial Officer (Duly Authorized
                              Officer and Principal Financial and Accounting
                              Officer)



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